UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact Name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 INTERNATIONAL BUSINESS PARK
CREATIVE RESOURCE
SINGAPORE 609921

(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [x]	Form 40-F [ ]

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [x]

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 1
EXHIBIT 2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

	By:	/s/ Ng Keh Long

Dated: January 29, 2003	Name: Title:	Ng Keh Long Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1	Announcement dated January 28, 2003
2	Press Release dated January 28, 2003